

March 1, 2013

Via E-mail
Robert J. Stevens
Chief Executive Officer
Preventia, Inc.
36 Toronto St., Suite 1150
Toronto, ON M5C 2C5

> **Re: Preventia, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 19, 2013**
> **File No. 000-54466**

Dear Mr. Stevens:

We have limited our review of your filing to those issues we have addressed in our comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

General

1.   Please tell us, and revise to clarify, whether you believe that your proposals were approved and effective under Nevada law when you filed your amended articles of incorporation with the state on May 29, 2012. In your response, please specify the date the proposals were approved by shareholders and identify the shareholders and the number of shares beneficially owned by each at the time the consents were given. From your disclosure, it appears that you may have obtained written consents in May 2012 and again in November 2012, triggering a filing obligation under Regulation 14A in each instance.

Robert J. Stevens
Preventia, Inc.
March 1, 2013
Page 2

2.   It appears that you have issued a significant number of shares of common stock
        subsequent to the time you amended your articles of incorporation in May 2012 to
        increase the number of authorized shares. We note specifically that the number of shares
        outstanding increased to 395,120,000 as of September 30, 2012. For each sale of
        common stock that occurred beyond the 25,000,000 shares initially authorized to date,
        please provide us with material information relating to each sale such as the date and
        amount of securities sold and the aggregate offering price.

3.   If you conclude that the amendment to your articles of incorporation to increase the
        number of authorized shares was not effective in May 2012, as you seem to indicate in
        your Information Statement, please expand your disclosure to address clearly and
        unambiguously the implications of this conclusion. Specifically, it appears that you
        should discuss your beliefs regarding when and how any corrective measures taken on
        your part rendered, or will render, effective the amendment to increase the number of
        authorized shares. In addition, it appears that you should disclose the consequences to
        you if you have issued unauthorized shares since May 2012.

4.   It is unclear whether your Information Statement seeks to satisfy your filing and
        disclosure obligations with respect to the May 2012 or November 2012 solicitation of
        consents, and whether it was timely in either event. Please provide your analysis. Ensure
        that your statement contains all required disclosure relating to each corporate action
        covered by the schedule.

Security Ownership of Management and Principal Stockholders

5.   Please revise your beneficial ownership table so that it reflects the beneficial ownership
        of your shareholders as of the most recent practicable date. We note that the information
        provided is as of the record date of September 30, 2012.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Zachary Walker, Esq.
        J.M. Walker & Associates